HEI Exhibit 11

Hawaiian Electric Industries, Inc.

COMPUTATION OF EARNINGS PER SHARE

OF COMMON STOCK

Years ended December 31, 2010, 2009, 2008, 2007 and 2006

(in thousands, except per share amounts)	2010	2009	2008	2007	2006

Net income for common stock	$113,535	$83,011	$90,278	$84,779	$108,001

Weighted-average number of common shares outstanding	93,421	91,396	84,631	82,215	81,145

Adjusted weighted-average number of common shares outstanding	93,693	91,516	84,720	82,419	81,373

Basic earnings per common share	$1.22	$0.91	$1.07	$1.03	$1.33

Diluted earnings per common share	$1.21	$0.91	$1.07	$1.03	$1.33